Exhibit (a)(1)(h)

Wonder Announces Closing of Blue Apron Acquisition to Enhance its Leading Platform for Mealtime

Customers in New York City and New Jersey can now buy Blue Apron meals via delivery and pick-up from Wonder locations

NEW YORK – Wonder Group, a company founded by entrepreneur Marc Lore that is redefining at-home dining and food delivery, today will close its previously announced acquisition of Blue Apron (Nasdaq: APRN), the pioneer of the meal kit industry in the United States.

The acquisition will further enhance Wonder’s creation of the super app for mealtime, serving a broad range of dining occasions that feature cuisines from some of the world’s best chefs and restaurants.

Having pioneered a new category of “Fast Fine” dining through its collection of vertically-integrated, delivery-first restaurants, Wonder will now begin offering Blue Apron items to its customers in New York City and New Jersey, a key offering in the company’s strategic roadmap that will expand the ways consumers can access and experience great tasting food.

“Our mission at Wonder is to make great food more accessible, and the integration of Blue Apron onto our Wonder platform provides a major opportunity to double-down on that promise to our customers,” said Wonder Group Founder and Chief Executive Officer, Marc Lore. “As we continue to revolutionize the food industry through our creation of Fast Fine dining, we’re excited to continue expanding on the ways we can offer unique and elevated dining experiences through more choice, flexibility and convenience.”

“Empowering people to create incredible culinary experiences at home is a hallmark of Blue Apron,” said Blue Apron President and Chief Executive Officer, Linda Findley. “Now, as part of the Wonder family, we are excited to expand the ways our customers access and experience our top-rated recipes and quality ingredients. Through faster, more convenient delivery options and greater menu choice, customers have even more ways to create incredible home meal moments anytime, anywhere.”

Beginning today, Blue Apron customers within Wonder delivery zones will have their subscription boxes delivered by Wonder couriers. This enhanced, direct delivery is provided to customers at no additional cost. Service to Blue Apron customers will continue as normal.

Additionally, Wonder customers throughout New York and New Jersey now have access to Blue Apron on the Wonder app. This rotating offering of Meal Kits and Heat & Eat options are available starting today at Wonder Upper West Side, Chelsea, Downtown Brooklyn, Westfield and Hoboken, available for delivery or pickup.

The launch menu, with plans to expand in the future, features some of Blue Apron’s top-rated recipes with the same quality ingredients. Heat & Eat meals are microwave-ready to heat up in 5 minutes or less - with no prep work or clean up required - while the Meal Kits offer Blue Apron’s traditional cooking experience without any commitment to a subscription.

●	Meal Kits Boxes include the following recipes:

○	Shawarma Chicken & Couscous Bowl // Salmon & Avocado Rice Bowl

○	Sheet Pan Pesto Salmon // One Pan Udon Noodle & Spicy Peanut Stir Fry

○	Gnocchi Mac & Cheese // Chicken & Chickpea Curry

●	Heat & Eat microwavable single serve portions include:

○	Lemon Chicken

○	Cheesy Mexican Chicken & Rice

○	Cheesy Truffle Cavatappi

○	Egg Noodles & Beef Meatballs

Wonder’s tender offer to acquire all of the issued and outstanding shares of Class A common stock of Blue Apron (the “Common Stock”), which constituted all of the issued and outstanding shares of capital stock of Blue Apron, at a purchase price of $13.00 per share of Common Stock (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable tax withholding, expired as scheduled at one minute after 11:59 p.m., Eastern time, on November 9, 2023. Computershare Trust Company, N.A., the depositary and paying agent for the tender offer, has advised Wonder that as of the expiration of the tender offer, a total of 5,136,073 shares of Common Stock were validly tendered and not validly withdrawn, representing approximately 66.7% of the issued and outstanding shares of Common Stock. Such shares of Common Stock have been accepted for payment and will be promptly paid for in accordance with the terms of the tender offer.

Following completion of the tender offer, Wonder will complete the acquisition of Blue Apron later today through the previously planned merger of its wholly owned subsidiary, Basil Merger Corporation, with and into Blue Apron (the “Merger”), and all shares of Common Stock that have not been validly tendered will be converted into the right to receive the Offer Price. As a result of the Merger, Blue Apron will become a wholly owned subsidiary of Wonder. Blue Apron’s Class A common stock will be delisted from The Nasdaq Stock Market.

About Wonder Group

Wonder is revolutionizing the food industry by creating the mealtime super app, operating a collection of vertically-integrated, delivery-first restaurants and pioneering a new category of “Fast Fine” dining. Featuring some of the world’s best chefs including Bobby Flay, Jose Andres, Nancy Silverton, Michael Symon, Marcus Samuelsson and others, along with award-winning restaurants from across the country including Tejas Barbeque, Di Fara Pizza, Barrio Cafe, Maydan and more, customers can experience any combination of these chefs and restaurants all together in one order for the first time. Everything is made-to-order in a Wonder location and delivered to your door by a Wonder courier, or available for pick-up and dine-in as well. Wonder brings an elevated, curated dining experience to you every time. Visit www.wonder.com to learn more.

About Blue Apron

Blue Apron’s vision is Better Living Through Better Food™. Launched in 2012, Blue Apron offers fresh, chef-designed meals that empower home cooks to embrace their culinary curiosity, challenge their abilities in the kitchen and see what a difference cooking quality food can make in their lives. Blue Apron is focused on bringing incredible recipes to its customers, deepening its commitment to its employees, continuing to reduce food and packaging waste, and addressing its carbon impact. Visit www.blueapron.com to learn more.